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The information contained in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement and accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)3
Registration Number 333-070082

PRELIMINARY PROSPECTUS SUPPLEMENT (to prospectus dated October 5, 2001)	Subject To Completion	April 24, 2003

5,000,000 Shares

Common Stock

We are offering 5,000,000 shares of our common stock, par value $0.01 per share. We will receive all of the net proceeds from the sale of such common stock.

Our common stock is listed on the New York Stock Exchange under the symbol "MFA." The last reported sales price of our common stock on April 23, 2003 was $9.50 per share.

Before buying any of these shares of our common stock, you should carefully consider the information under the headings "Additional risk factors" beginning on page S-9 of this prospectus supplement and "Risk factors" beginning on page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

We have also granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of our common stock to cover over-allotments at the public offering price per share less underwriting discounts and commissions.

The underwriters are offering the shares of our common stock as described herein under "Underwriting." Delivery of the shares will be made on or about                        , 2003.

UBS Warburg

                          Friedman Billings Ramsey

RBC Capital Markets

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated therein by reference is accurate only as of its respective date or dates or on the date or dates which are specified in these documents. Our business, financial condition, results of operations and prospects may have changed since those dates. The information presented in this prospectus supplement, to the extent it is inconsistent with the information in the accompanying prospectus, supersedes and replaces the information in the accompanying prospectus.

Prospectus Supplement
Forward-looking information	S-3
The Company	S-4
The offering	S-8
Use of proceeds	S-8
Additional risk factors	S-9
Capitalization	S-12
Selected financial data	S-13
Federal income tax considerations	S-15
Underwriting	S-27
Legal matters	S-29
Experts	S-29
Prospectus
About this prospectus	1
America First Mortgage Investments, Inc.	1
Ratio of earnings to combined fixed charges and preference dividends	2
Use of proceeds	3
Risk factors	3
Description of securities	8
Certain federal income tax considerations	13
Plan of distribution	20
Experts	22
Legal opinions	22
Where you can find more information	22
Incorporation of certain documents by reference	23

Forward-looking information

This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used, statements which are not historical in nature, including those containing words such as "anticipate," "estimate," "should," "expect," "believe," "intend" and similar expressions, are intended to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties, including those relating to:

  -

        changes in the prepayment rates on the mortgage loans securing our mortgage-backed securities;

  -

        changes in short-term interest rates and the market value of our mortgage-backed and other securities;

  -

        our ability to use borrowings to finance our assets;

  -

        risks associated with investing in real estate assets, including changes in business conditions and the general economy;

  -

        changes in government regulations affecting our business; and

  -

        our ability to maintain our qualification as a real estate investment trust (a "REIT") for federal income tax purposes.

Other risks, uncertainties and factors, including those discussed under "Additional risk factors" in this prospectus supplement and "Risk factors" in the accompanying prospectus or described in reports that we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus supplement and the accompanying prospectus or incorporated by reference into the accompanying prospectus. We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the information which is incorporated by reference into the accompanying prospectus, in their entireties. You should carefully consider the factors set forth under "Additional risk factors" in this prospectus supplement and "Risk factors" in the accompanying prospectus before making an investment decision to purchase shares of our common stock. On August 13, 2002, we changed our name from America First Mortgage Investments, Inc. to MFA Mortgage Investments, Inc. All references to "we," "us" or "our company" in this prospectus supplement and the accompanying prospectus mean MFA Mortgage Investments, Inc. Unless otherwise specified, the information in this prospectus supplement assumes that (i) the public offering price of our common stock will be $9.50 (the last reported sales price of our common stock on April 23, 2003) and (ii) the underwriters do not exercise their over-allotment option described herein under "Underwriting."

The Company

OUR BUSINESS

We invest primarily in adjustable-rate mortgage-backed securities that we acquire in the secondary market. As of March 31, 2003, approximately 98.5% of our assets consisted of mortgage-backed securities issued or guaranteed as to principal or interest by an agency of the U.S. government or a federally chartered corporation, such as the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC"), high quality mortgage-backed securities rated "AAA" by at least one nationally recognized rating agency and cash. As of March 31, 2003, we had total assets of approximately $3.6 billion.

INVESTMENT STRATEGY

The mortgage-backed securities we acquire are primarily secured by pools of mortgage loans on single-family residences. Our investment policy requires that at least 50% of our assets consist of adjustable-rate mortgage-backed securities that are either issued or guaranteed as to principal or interest by an agency of the U.S. government or a federally chartered corporation, such as GNMA, FNMA or FHLMC, or are rated in one of the two highest rating categories by at least one nationally recognized rating agency. We are not currently in the business of originating mortgage loans or providing other types of financing to the owners of real estate.

Interest rates on the adjustable-rate mortgages securing our mortgage-backed securities are based on an index rate and adjust periodically. Typical index rates include:

  -

        CMT Index. The one-year constant maturity treasury rate;

  -

        LIBOR. The London Interbank Offered Rate that banks in London offer for deposits of U.S. dollars; and

  -

        COFI. A monthly or semiannual weighted average of the actual interest expenses recognized during a given month by all savings institutions headquartered in Arizona, California and Nevada, as published by the Federal Home Loan Bank of San Francisco.

Interest rates on the adjustable-rate mortgages securing our mortgage-backed securities are usually adjusted on an interim basis, generally annually; however, some may be adjusted more frequently. The maximum adjustment in any year is usually limited to 1% to 2%. Generally, adjustable-rate mortgages have a lifetime limit on interest rate increases of 6% over the initial interest rate. A majority of our adjustable-rate mortgages are hybrids, which have a fixed interest rate for an initial period of time and then convert to a one-year adjustable-rate for the remaining loan term. We may also invest in mortgages and mortgage-backed securities that are not guaranteed by a federal agency and/or that have fixed interest rates.

FINANCING STRATEGY

We finance the acquisition of our mortgage-backed securities at short-term borrowing rates through the use of repurchase agreements. Under these repurchase agreements, we sell securities to a lender and agree to repurchase those securities in the future for a price that is higher than the original sales price. The difference between the sales price we receive and the repurchase price we pay represents interest paid to the lender. Although structured as a sale and repurchase obligation, a repurchase agreement operates as a financing under which we effectively pledge our securities as collateral to secure a short-term loan which is equal in value to a specified percentage of the market value of the pledged collateral. We retain beneficial ownership of the pledged collateral, including the right to distributions. At the maturity of a repurchase agreement, we are required to repay the loan and concurrently receive back our pledged collateral from the lender or, with the consent of the lender, we may renew such agreement at the then prevailing financing rate. Our repurchase agreements may require us to pledge additional assets to the lender in the event the market value of the existing pledged collateral declines. To date, we have not had margin calls on our repurchase agreements that we were not able to satisfy with either cash or additional pledged collateral.

Our repurchase agreements generally range from one month to 18 months in duration; however, we are not precluded from entering into repurchase agreements with longer durations and expect that we may extend future agreements. Should the providers of the repurchase agreements decide not to renew such agreements at maturity, we must either refinance these obligations or be in a position to retire the obligations. If, during the term of a repurchase agreement, a lender should file for bankruptcy, we might experience difficulty recovering our pledged assets and may have an unsecured claim against the lender's assets for the difference between the amount loaned to us and the fair value of the collateral pledged to such lender. To reduce our exposure, we enter into repurchase agreements only with financially sound institutions whose holding or parent company's long-term debt rating is "A" or better as determined by at least one nationally recognized rating agency, where applicable. If this minimum criterion is not met, we will not enter into repurchase agreements with that lender without the specific approval of our Board of Directors. In the event an existing lender is downgraded below "A," we will seek approval from our Board of Directors before entering into additional repurchase agreements with that lender. We generally seek to diversify our exposure by entering into repurchase agreements with at least four separate lenders with a maximum loan amount from any single lender of no more than three times our stockholders' equity. As of March 31, 2003, we had repurchase agreements with 12 separate lenders, all of which were rated "A" or better, with a maximum exposure (the difference between the amount loaned to us and the fair value of the security pledged by us as collateral) to any single lender of approximately $51.2 million.

We may use derivative transactions and other hedging strategies to help us mitigate our prepayment and interest rate risks if we determine that the cost of these transactions is justified by their potential benefit. To reduce our exposure, we enter into interest rate cap agreements only with financially sound institutions whose holding or parent company's long-term debt rating is "A" or better as determined by at least one nationally recognized rating agency, where applicable. As of March 31, 2003, we had 11 interest rate cap agreements with an aggregate notional amount of $310 million which were purchased to hedge against future increases in interest rates on our repurchase agreements. See "Additional risk factors — Our use of derivatives to mitigate our prepayment and interest rate risks may not be effective."

Each of the multifamily apartment properties in which we hold interests is financed with a long-term fixed-rate mortgage loan. The borrowers on these mortgage loans are separate corporations, limited partnerships or limited liability companies. Each of these mortgage loans is made to the ownership entity on a nonrecourse basis (subject to customary nonrecourse exceptions), which means generally that the lender's final source of the repayment in the event of a default is the foreclosure of the property securing the mortgage loan. As of March 31, 2003, aggregate mortgage indebtedness secured by these multifamily apartment properties was approximately $47.6 million.

Our policy is to maintain an assets-to-equity ratio of less than 11 to 1. As of March 31, 2003, our assets-to-equity ratio was approximately 9.7 to 1.

OTHER ASSETS

In addition to our portfolio of mortgage-backed securities, at March 31, 2003, we held interests in corporate, partnership and limited liability company entities that had ownership interests in six multifamily apartment properties containing a total of 1,473 rental units. Four of these apartments are located in Georgia, one is located in North Carolina and one is located in Nebraska. We are currently in the process of marketing for sale our interests in certain of these apartment properties.

RECENT DEVELOPMENTS

On April 16, 2003, Morrowood Associates, Ltd., a limited partnership in which we hold a 99% limited partner interest, sold Morrowood Townhouses, a 264-unit multifamily apartment complex located in Clayton County, Georgia, for approximately $7.2 million.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our common stock began trading on the New York Stock Exchange on April 10, 1998 under the symbol "MFA." The following table sets forth, for the periods indicated, the high and low sales price per share of our common stock and the cash dividends declared per share of our common stock.

	Sales prices per share
			Cash dividend declared per share
	High	Low

2003
Second Quarter (through April 23, 2003)	$9.55	$8.51	—
First Quarter	9.04	8.15	0.280
2002
Fourth Quarter	$9.16	$7.10	$0.320	(1)
Third Quarter	10.18	7.21	0.320	(2)
Second Quarter	10.74	8.30	0.300	(3)
First Quarter	9.59	8.20	0.300	(4)
2001
Fourth Quarter	$9.40	$7.65	$0.280
Third Quarter	8.85	7.25	0.225
Second Quarter	8.25	6.75	0.175
First Quarter	7.50	5.06	0.165
(1)
On December 19, 2002, we declared a fourth quarter 2002 common stock dividend of $0.28 per share as well as a special fourth quarter 2002 common stock dividend of $0.04 per share.
(2)
On September 12, 2002, we declared a third quarter 2002 common stock dividend of $0.28 per share as well as a special third quarter 2002 common stock dividend of $0.04 per share.
(3)
On June 12, 2002, we declared a second quarter 2002 common stock dividend of $0.28 per share as well as a special second quarter 2002 common stock dividend of $0.02 per share.
(4)
On March 12, 2002, we declared a first quarter 2002 common stock dividend of $0.28 per share as well as a special first quarter 2002 common stock dividend of $0.02 per share.

We pay cash dividends on a quarterly basis. We declared total cash dividends to our stockholders during the years ended December 31, 2002 and 2001 of approximately $54.8 million ($1.240 per share) and approximately $17.0 million ($0.845 per share), respectively. We intend to continue to pay dividends on our common stock in an amount equal to at least 90% of our taxable income before deductions of dividends paid and excluding net capital gains in order to maintain our status as a REIT for federal income tax purposes. Dividends will be declared and paid at the discretion of our Board of Directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our Board of Directors may deem relevant from time to time. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected for the reasons described under "Additional risk factors" in this prospectus supplement and "Risk factors" in the accompanying prospectus.

COMPLIANCE WITH REIT REQUIREMENTS AND INVESTMENT COMPANY ACT OF 1940

We have elected to be treated as a REIT for federal income tax purposes. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law that are discussed under "Federal income tax considerations" in this prospectus supplement. In addition, we at all times intend to conduct our business so as to maintain our exempt status under, and not to become regulated as an investment company for purposes of, the Investment Company Act of 1940, as amended. If we fail to maintain our exempt status under the Investment Company Act of 1940, we would be unable to conduct our business as described in this prospectus supplement and the accompanying prospectus. See "Risk factors — Loss of Investment Company Act exemption would adversely affect us" in the accompanying prospectus.

GENERAL INFORMATION

We were incorporated on July 24, 1997 under Maryland law. Our principal executive offices are located at 350 Park Avenue, 21st Floor, New York, New York 10022. Our telephone number is (212) 207-6400. Our internet address is www.mfa-reit.com. Information contained on our internet website is not, and should not be interpreted to be, part of this prospectus supplement or the accompanying prospectus.

The offering

Common stock offered by us	5,000,000 shares
Common stock to be outstanding after the offering	51,354,605 shares(1)
New York Stock Exchange symbol	MFA
(1)
Based on the number of shares of our common stock outstanding on April 23, 2003. Does not include 560,000 shares of common stock that may be issued upon the exercise of outstanding options granted under our Second Amended and Restated 1997 Employee Stock Option Plan (the "Stock Option Plan").

Use of proceeds

We expect to receive approximately $44.6 million in net proceeds from the sale of the shares of our common stock in this offering (approximately $51.3 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and the estimated expenses of this offering payable by us.

We intend to use the net proceeds from this offering to acquire additional mortgage-backed securities consistent with our investment policy. We then intend to increase our investment assets by borrowing against these additional mortgage-backed securities and using the proceeds of such borrowings to acquire additional mortgage-backed securities. Pending investment, we will hold the net proceeds from this offering in interest-bearing accounts or in readily marketable, interest-bearing securities.

Additional risk factors

An investment in our common stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus supplement and under "Risk factors" in the accompanying prospectus, as well as the other information contained in, or incorporated by reference into, this prospectus supplement or the accompanying prospectus. If any of these risks actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the value of our common stock could decline significantly and you may lose all or part of your investment.

We may not be able to use the money we raise to acquire investments at favorable prices.

There can be no assurance that we will be able to invest all of the additional funds raised in this offering in mortgage-backed securities at favorable prices. As a result, we may not be able to acquire enough mortgage-backed securities in order to become fully invested after the offering or we may have to pay more for mortgage-backed securities than we have historically. In either case, the return that we earn on stockholders' equity may be reduced.

We are subject to increases in interest rates, cyclical or otherwise.

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. The current yield curve, representing the difference between short-term interest rates (one year or less) and long-term interest rates (ten years or greater), is currently steep. The interest rates on our borrowings generally adjust more frequently than the interest rates on our adjustable-rate mortgage-backed securities. During a period of rising interest rates, our borrowing costs could increase at a faster pace than our interest earnings from mortgage-backed securities. If this happens, we could experience a decrease in net income or incur a net loss during these periods, which may negatively impact our dividend. Further, an increase in short-term interest rates without a corresponding increase in long-term interest rates (i.e., a flattening of the yield curve) could also have a negative impact on the market value of our common stock.

An increase in prepayment rates of the mortgages underlying our mortgage-backed securities may adversely affect our profitability.

The mortgage-backed securities we acquire are secured by pools of mortgage loans on single-family residences. When we acquire a mortgage-backed security, we anticipate that the underlying mortgages will prepay at a projected rate generating an expected yield. When homeowners prepay their mortgage loans faster than anticipated, it results in a faster prepayment rate on the related mortgage-backed securities in our portfolio and this may adversely affect our profitability. Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Due to the fact that interest rates, in general, and mortgage rates, in particular, for both fixed-rate and adjustable-rate mortgage loans declined in 2002 and in the first quarter of 2003 to historical lows, prepayment rates may increase from their current levels in the future and could remain at higher levels for an extended period of time. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans. During the first quarter ended March 31, 2003, the prepayment rate on our portfolio of mortgage-backed securities averaged a 33% constant prepayment rate.

We often purchase mortgage-backed securities that have a higher interest rate than the prevailing market interest rate. In exchange for a higher interest rate, we typically pay a premium over par value to acquire these securities. In accordance with accounting rules, we amortize this premium over the life of the mortgage-backed security. If the mortgage loans underlying a mortgage-backed security prepay faster than we anticipate, we will have to amortize the premium at a faster rate which may adversely affect our profitability. Our investment policies allow us to acquire mortgage-backed securities at an average portfolio purchase price of up to 103.5% of par value. As of March 31, 2003, the average cost of our portfolio of mortgage-backed securities was approximately 102.3% of par value.

We may experience a decline in the market value of our investments.

The market value of our interest-bearing obligations, such as mortgage-backed securities, may move inversely with changes in interest rates. A decline in the market value of our mortgage-backed securities may limit our ability to borrow or result in lenders initiating margin calls under our repurchase agreements. As a result, we could be required to sell some of our investments under adverse market conditions in order to maintain liquidity. If these sales were made at prices lower than the amortized cost of such investments, we would incur losses. A default under our repurchase agreements could also result in a liquidation of the underlying collateral and a resulting loss of the difference between the value of the collateral and the amount borrowed.

Our status as a REIT.

We believe that we qualify for taxation as a REIT for federal income tax purposes and plan to operate so that we can continue to meet the requirements for qualification and taxation as a REIT. If we qualify as a REIT, we generally will not be subject to federal income tax on our income that we distribute currently to our stockholders. Many of the REIT requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances, some of which may not be totally within our control and some of which involve questions of interpretation. For example, to qualify as a REIT, at least 95% of our gross income must come from specific passive sources, like mortgage interest, that are itemized in the REIT tax laws. In addition, the composition of our assets must meet certain requirements at the close of each quarter. There can be no assurance that the Internal Revenue Service ("IRS") or a court would agree with any conclusions we have reached or positions we have taken in interpreting the REIT requirements. We also are required to distribute to our stockholders at least 90% of our REIT taxable income (excluding capital gains). Such distribution requirement limits the amount of cash we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time we actually receive revenue or pay expenses and the period we report those items for distribution purposes we may have to borrow funds on a short-term basis to meet the 90% distribution requirement. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult or impossible for us to remain qualified as a REIT.

If we fail to qualify as a REIT for federal income tax purposes, we would be subject to federal income tax at regular corporate rates. Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first failed to qualify. If we failed to qualify as a REIT, we would have to pay significant income taxes. This likely would have a significant adverse effect on the value of our common stock. In addition, we would no longer be required to pay any dividends to stockholders.

Even if we qualify as a REIT for federal income tax purposes, we are required to pay certain federal, state and local taxes on our income and property. Any of these taxes will reduce our operating cash flow.

For a further discussion of our taxation as a REIT, please see "Federal income tax considerations" in this prospectus supplement.

We are dependent on our executives and employees.

As a self-advised REIT, we are dependent on the efforts of our key officers and employees, including Stewart Zimmerman, Chairman of the Board, Chief Executive Officer and President; William Gorin, Executive Vice President and Chief Financial Officer; Ronald Freydberg, Executive Vice President and Secretary; and Teresa D. Covello, Senior Vice President, Chief Accounting Officer and Controller. The loss of any of their services could have an adverse effect on our operations.

Our use of derivatives to mitigate our prepayment and interest rate risks may not be effective.

Our policies permit us to enter into interest rate swaps, caps and floors and other derivative transactions to help us mitigate our prepayment and interest rate risks. As of March 31, 2003, we had 11 interest rate cap agreements with an aggregate notional amount of $310 million which were purchased to hedge against future increases in interest rates on our repurchase agreements. No hedging strategy, however, can completely insulate us from the prepayment and interest rate risks to which we are exposed. Furthermore, certain of the federal income tax requirements that we must satisfy in order to qualify as a REIT limit our ability to hedge against such risks. We will not enter into derivative transactions if we believe that they will jeopardize our status as a REIT.

We may change our policies without stockholder approval.

Our Board of Directors establishes all of our fundamental operating policies, including our investment, financing and distribution policies, and any revisions to such policies would require the approval of our Board of Directors. Although our Board of Directors has no current plans to do so, it may amend or revise these policies at any time without the vote of our stockholders. Policy changes could adversely affect our financial condition, results of operations, the market price of our common stock or our ability to pay dividends or distributions.

One of our directors has ownership interests in other companies that create potential conflicts of interest.

One of our directors owns an equity interest in America First Companies L.L.C. ("America First"). A subsidiary of America First provides on-site management for the multifamily apartment properties in which we hold investments and earns fees based on the gross revenues of these properties. Because of the ownership interest in America First held by one of our directors, our agreements with America First and its subsidiaries may not be considered to have been negotiated at arm's-length. This relationship may also cause a conflict of interest in other situations where we are negotiating with America First.

Capitalization

The following table sets forth our capitalization as of March 31, 2003:

  -

        on an historical basis; and

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        on an as adjusted basis to give effect to the sale of 5,000,000 shares of our common stock at the price per share set forth on the cover page of this prospectus supplement and the application of the net proceeds of this offering as described in "Use of proceeds."

The information set forth in the following table should be read in conjunction with the financial statements and the notes thereto included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, which is incorporated by reference into the accompanying prospectus.

	March 31, 2003
	Historical	As adjusted for this offering(1)

	(dollars in thousands)
Stockholders' Equity:
Common stock, par value $0.01 per share, 375,000,000 shares authorized, 46,354,605 shares issued and outstanding on an historical basis and 51,354,605 shares issued and outstanding on an as adjusted basis(2)	$464	$514
Additional paid-in capital	359,767	404,314
Retained earnings (accumulated deficit)	(10,178)	(10,178)
Accumulated other comprehensive income(3)	22,019	22,019

Total	$372,072	$416,669

(1)
Reflects the effects of this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Assumes (i) no exercise of the underwriters' over-allotment option to purchase up to 750,000 additional shares of our common stock, (ii) net proceeds per share, after deducting estimated underwriting discounts and commissions, of $8.9775 with respect to the shares offered in this offering and (iii) approximate estimated offering expenses of $290,000.

(2)
Excludes 560,000 shares of common stock that may be issued upon the exercise of outstanding options granted under our Stock Option Plan, all of which were exercisable as of March 31, 2003.

(3)
Represents net unrealized gains resulting from mark-to-market adjustments on our available-for-sale securities and unrealized depreciation on interest rate cap agreements.

Selected financial data

The operating data for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 and the balance sheet data as of December 31, 2002, 2001 and 2000 are derived from our financial statements and notes thereto, which have been audited by PricewaterhouseCoopers LLP, our prior independent auditors, and are incorporated by reference into the accompanying prospectus. On April 10, 1998, we merged with America First Participating/Preferred Equity Mortgage Fund Limited Partnership ("PREP Fund 1") and America First PREP Fund 2 Limited Partnership ("PREP Fund 2") and acquired 99% of the limited partner interests in America First PREP Fund 2 Pension Series Limited Partnership ("Pension Fund" and, collectively with PREP Fund 1 and PREP Fund 2, the "PREP Funds"). The operating data for the year ended December 31, 1998 reflects the combined operating data of our company and PREP Fund 1 through the date of such merger and of our company after the date of such merger. No operating data for PREP Fund 2 and Pension Fund is included in our operating data for any period prior to April 10, 1998 because PREP Fund 1 is treated as our sole predecessor for accounting purposes. Balance sheet data as of December 31, 1998 is that of our company. The balance sheet data as of December 31, 1998 was derived from financial statements of our company and PREP Fund 1 that are not incorporated by reference into the accompanying prospectus. The operating data for the three months ended March 31, 2003 and 2002 and the balance sheet data as of March 31, 2003 and 2002 are derived from our unaudited financial statements and the notes thereto and are incorporated by reference into the accompanying prospectus. Our unaudited interim results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2003. The following selected financial data should be read in conjunction with the more detailed information contained in our financial statements and the notes thereto and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, which are incorporated by reference into the accompanying prospectus.

	For the three months ended March 31,		For the years ended December 31,
	2003	2002	2002	2001	2000	1999	1998(1)

	(in thousands, except for per share data)
Operating data:
Mortgage-backed securities income	$32,065	$26,638	$126,238	$53,387	$33,391	$24,302	$8,241
Corporate debt securities income	—	321	791	1,610	1,336	675	165
Dividend income	—	39	39	666	928	331	—
Interest income on temporary cash investments	123	255	926	842	645	366	589
Interest expense on repurchase agreements	(14,967)	(13,483)	(63,491)	(35,073)	(30,103)	(18,466)	(4,620)
Income/loss from equity interests in real estate(2)	(100)	59	80	3,137	3,670	3,013	727
Revenue from operations of real estate held(3)	427	—	685	—	—	—	—
Net gain (loss) on sale of securities	—	414	205	(438)	456	55	415
Other-than-temporary impairment on securities	—	(3,474)	(3,474)	(2,453)	—	—	—
Operating and other expenses(4)	(2,204)	(1,212)	(5,905)	(5,355)	(2,457)	(2,672)	(2,095)

Cost incurred in acquiring AFMAC(5)	—	—	—	(12,539)	—	—	—
Minority interest	N/A	N/A	N/A	N/A	N/A	(4)	(4)

Net income	$15,344	$9,557	$56,094	$3,784	$7,866	$7,600	$3,418

Net income, per share — basic	$0.33	$0.28	$1.35	$0.25	$0.89	$0.84	$0.32

Net income, per share — diluted	$0.33	$0.28	$1.35	$0.25	$0.89	$0.84	$0.32

Net income per exchangeable unit — basic	N/A	N/A	N/A	N/A	N/A	N/A	$0.08

Net income per exchangeable unit — diluted	N/A	N/A	N/A	N/A	N/A	N/A	$0.08

Dividends declared per common share or cash distributions paid/accrued per exchangeable unit	$0.28	$0.30	$1.24	$0.85	$0.59	$0.67	$1.06

	As of March 31,	As of December 31,
	2003	2002	2001	2000	1999	1998

	(in thousands)
Balance sheet data:
Investment in mortgage-backed securities	$3,535,722	$3,485,319	$1,926,900	$470,576	$475,720	$241,895
Investment in corporate debt securities	—	—	9,774	15,666	8,020	4,673
Investment in corporate equity securities	—	—	4,088	9,011	3,131	1,154
Total assets	3,627,560	3,603,859	2,068,933	522,490	524,384	264,669
Repurchase agreements	3,211,577	3,185,910	1,845,598	448,583	452,102	190,250
Total stockholders' equity	372,072	371,200	203,624	69,912	67,614	70,933
(1)
Included in 1998 income is net income of approximately $486,000 relating to the operations for the period from January 1, 1998 through our merger with the PREP Funds on April 10, 1998. The income for the applicable periods is reflected in the per share and exchangeable unit information, as applicable.

(2)
Includes gains of $2.6 million, $2.6 million and $2.2 million resulting from the sale of the underlying real estate of unconsolidated real estate limited partnerships for the years ended December 31, 2001, 2000 and 1999, respectively.

(3)
On October 1, 2002, we acquired all of the outstanding shares of Retirement Centers Corporation ("RCC") not otherwise owned by us. As a result, RCC's results of operations have been consolidated with ours since that date.

(4)
Includes incentive fees of $511,000, $519,000 and $433,000 earned by America First Mortgage Advisory Corporation, our former external advisor ("AFMAC"), in connection with the sales described in footnote (2) above for the years ended December 31, 2001, 2000 and 1999, respectively.

(5)
The 2001 amount reflects the cost of our acquisition of AFMAC on January 1, 2002, of which $11.3 million was non-cash.

Federal income tax considerations

The following description of the material U.S. federal income tax considerations relating to our taxation and qualification as a REIT and the ownership and disposition of our common stock replaces and supercedes the description of our federal income tax treatment and the federal income tax treatment of our stockholders regarding our common stock contained in the accompanying prospectus.

This discussion is not exhaustive of all possible tax considerations and does not provide a detailed discussion of any state, local, foreign or other tax laws or considerations. Your tax consequences may vary depending on your particular situation and this discussion does not purport to discuss all aspects of taxation that may be relevant to a stockholder in light of his or her personal investment or tax circumstances or to a stockholder subject to special treatment under the federal income tax laws, except to the extent discussed under the headings "— Taxation of Tax-Exempt Stockholders" and "— Taxation of Non-U.S. Stockholders." Stockholders subject to special treatment include, without limitation, insurance companies, financial institutions, broker-dealers, tax-exempt organizations, those holding common stock as part of a conversion transaction, a hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations or partnerships, and persons who are not citizens or residents of the United States.

At the closing of the offering, we will obtain from Clifford Chance, our counsel, an opinion to the effect that, commencing our taxable year ended December 31, 1998, we have been organized and operated in conformity with the requirements for qualification as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and that our proposed method of operation will enable us to continue to so qualify. Counsel's opinion will rely, with respect to all taxable periods beginning prior to January 1, 2002, solely on an opinion issued by Kutak Rock LLP, which previously served as our counsel. Investors should be aware that opinions of counsel are not binding on the IRS or a court and there cannot be any assurance that the IRS or a court will not take a contrary position. It also must be emphasized that counsel's opinion is based on various assumptions and is conditioned upon numerous representations made by us as to factual matters, including representations regarding the nature of our assets and the future conduct of our business. Moreover, our taxation and qualification as a REIT depend upon our ability to meet on a continuous basis the annual operating results, asset ownership tests, distribution requirements, diversity of stock ownership and the various other qualification tests imposed by the Code described below, the results of which will not be reviewed by counsel. Therefore, no assurance can be given that the actual results of the company's operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT. See "— Failure to Qualify" below.

The information in this section is based on the Code, current, temporary and proposed regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the IRS and court decisions, all as of the date of this prospectus supplement. The administrative interpretations and practices of the IRS upon which this summary is based include its practices and policies as expressed in private letter rulings which are not binding on the IRS, except with respect to the taxpayers who requested and received such rulings. In each case, these sources are relied upon as of the date of this prospectus supplement. No assurance can be given that future legislation, regulations, administrative interpretations and practices and court decisions will not significantly change current law, or adversely affect existing interpretations of existing law, on which the information in this section is based. Even if there is no change in applicable law, no assurance can be provided that the statements made in the following discussion will not be challenged by the IRS or will be sustained by a court if so challenged.

Each prospective stockholder is advised to consult with its own tax advisor to determine the impact of its personal tax situation on the anticipated tax consequences of the ownership and sale of our common stock. This includes the federal, state, local, foreign and other tax consequences of the ownership and sale of our common stock and the potential changes in applicable tax laws.

TAXATION OF OUR COMPANY AS A REIT — GENERAL

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1998. We believe that we were organized and have operated in a manner so as to qualify as a REIT under the Code and we intend to continue to operate in such a manner. No assurance, however, can be given that we in fact have qualified or will remain qualified as a REIT.

The sections of the Code that relate to the qualification and taxation of REITs are highly technical and complex. The following describes the material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code.

Qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, the various requirements under the Code and, as described in this prospectus supplement, with regard to, among other things, the source of our gross income, the composition of our assets, our distribution levels and our diversity of stock ownership. While we intend to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances or in the law, no assurance can be given that we so qualify or will continue to so qualify.

Provided we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that generally results from an investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when such income is distributed. However, even as a REIT, we will be subject to federal income taxation in the following circumstances:

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        We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains;

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        We may be subject to the "alternative minimum tax" on items of tax preference, if any;

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        If we have (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property;

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        We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of assets, other than foreclosure property, held for sale to customers in the ordinary course of business;

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        If we fail to satisfy the 75% or 95% gross income tests, as described below, but have, nevertheless, maintained our qualification as a REIT, we will be subject to a tax equal to the gross income attributable to the greater of either (i) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% test for the taxable year or (ii) the amount by which 90% of our gross income exceeds the amount of our income qualifying under the 95% test for the taxable year multiplied in either case by a fraction intended to reflect our profitability;

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        We will be required to pay a 4% excise tax on the amount by which our annual distributions to our stockholders is less than the sum of (i) 85% of our ordinary income for the year, (ii) 95% of our REIT capital gain net income for the year, and (iii) any undistributed taxable income from prior periods;

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        If we acquire an asset from a corporation which is not a REIT in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the transferor corporation and we subsequently sell or otherwise dispose of the asset within ten years, then under existing treasury regulations, we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent the fair market value of the asset exceeds our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that we will not elect in lieu of this treatment to be subject to an immediate tax when the asset is acquired; and

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        We will generally be subject to tax on the portion of any "excess inclusion" income derived from an investment in residual interests in real estate mortgage investment conduits to the extent our stock is held by specified tax exempt organizations not subject to tax on unrelated business taxable income.

REQUIREMENTS FOR QUALIFICATION AS A REIT

        General.    The Code defines a REIT as a corporation, trust or association:

    (1)
    that is managed by one or more trustees or directors;

    (2)
    that issues transferable shares or transferable certificates to its owners;

    (3)
    that would be taxable as a regular corporation, but for its election to be taxed as a REIT;

    (4)
    that is not a financial institution or an insurance company under the Code;

    (5)
    that is owned by 100 or more persons;

    (6)
    not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each year (the "5/50 Rule"); and

    (7)
    that meets other tests, described below, regarding the nature of its income and assets, and the amount of its distributions.

The Code provides that conditions (1) through (4) must be met during the entire year and that condition (5) must be met during at least 335 days of a year of 12 months or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not apply to the first taxable year for which an election is made to be taxed as a REIT.

Our amended and restated articles of incorporation provide for restrictions regarding ownership and transfer of our stock. These restrictions are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT may terminate. If, however, we complied with the rules contained in applicable regulations that require a REIT to determine the actual ownership of its shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we would not be disqualified as a REIT.

In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. We have a calendar taxable year.

        Qualified REIT Subsidiaries.    A "qualified REIT subsidiary" is a corporation, all of the stock of which is owned by a REIT. Under the Code, a qualified REIT subsidiary is not treated as a separate corporation from the REIT. Rather, all of the assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary are treated as the assets, liabilities and items of income, deduction and credit of the REIT for purposes of the REIT income and asset tests described below.

        Taxable REIT Subsidiaries.    A "taxable REIT subsidiary" is a corporation which, together with a REIT, which owns an interest in such corporation, makes an election to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary may earn income that would be nonqualifying income if earned directly by a REIT and is generally subject to full corporate level tax. A REIT may own up to 100% of the stock of a taxable REIT subsidiary.

Certain restrictions imposed on taxable REIT subsidiaries are intended to ensure that such entities will be subject to appropriate levels of federal income taxation. First, a taxable REIT subsidiary may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the taxable REIT subsidiary's adjusted taxable income for that year (although the taxable REIT subsidiary may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if a taxable REIT subsidiary pays interest, rent or another amount to a REIT that exceeds the amount that would be paid to an unrelated party in an arm's length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. We had made a taxable REIT subsidiary election with respect to our ownership interest in RCC, which election was effective, for federal income tax purposes, as of March 30, 2002. During the time RCC was our taxable REIT subsidiary, we and RCC engaged in certain transactions pursuant to which RCC made interest and other payments to us. We believe that such transactions were entered into at arm's length. However, no assurance can be given that any such payments would not result in the limitation on interest deductions or 100% excise tax provisions being applicable to us and RCC. We, together with RCC, revoked RCC's election to be a taxable REIT subsidiary in January 2003. As a result, effective January 2003, RCC became a qualified REIT subsidiary.

        Income Tests.    We must meet two annual gross income requirements to qualify and to be taxed as a REIT. First, each year we must derive, directly or indirectly, at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including "rents from real property" and mortgage interest, or from specified temporary investments. Second, each year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from investments meeting the 75% test described above, or from dividends, interest and gain from the sale or disposition of stock or securities. For these purposes, the term "interest" generally does not include any interest of which the amount received depends on the income or profits of any person. An amount will generally not be excluded from the term "interest;" however, if such amount is based on a fixed percentage of gross receipts or sales.

Any amount includable in our gross income with respect to a regular or residual interest in a real estate mortgage investment conduit is generally treated as interest on an obligation secured by a mortgage on real property for purposes of the 75% gross income test. If, however, less than 95% of the assets of a real estate mortgage investment conduit consist of real estate assets, we will be treated as receiving directly our proportionate share of the income of the real estate mortgage investment conduit, which would generally include non-qualifying income for purposes of the 75% gross income test. In addition, if we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the principal amount of the loan exceeds the fair market value of the real property on the date the mortgage loan was made by us, interest income on the loan will be apportioned between the real property and the other property, which apportionment would cause us to recognize income that is not qualifying income for purposes of the 75% gross income test.

To the extent interest on a loan is based on the cash proceeds from the sale or value of property, such income would be treated as gain from the sale of the secured property, which generally should qualify for purposes of the 75% and 95% gross income tests.

We inevitably may have some gross income from various sources that fails to constitute qualifying income for purposes of one or both of the gross income tests, such as qualified hedging income which would constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. However, we intend to maintain our REIT status by carefully monitoring any such potential nonqualifying income.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any year, we may still qualify as a REIT if we are entitled to relief under the Code. Generally, we may be entitled to relief if:

  -

        the failure to meet the gross income tests was due to reasonable cause and not due to willful neglect;

  -

        a schedule of the sources of our income is attached to our federal income tax return; and

  -

        any incorrect information on the schedule was not due to fraud with the intent to evade tax.

It is not possible to state whether in all circumstances we would be entitled to rely on these relief provisions. If these relief provisions do not apply to a particular set of circumstances, we would fail to qualify as a REIT. As discussed above in "— Taxation of Our Company as a REIT — General," even if these relief provisions apply and we retain our status as a REIT, a tax would be imposed with respect to our income that does not meet the gross income tests. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite periodically monitoring our income.

        Foreclosure Property.    Net income realized by us from foreclosure property would generally be subject to tax at the maximum federal corporate tax rate (currently 35%). Foreclosure property means real property and related personal property that is acquired through foreclosure following a default on a lease of such property or a default on indebtedness that is secured by the property and for which an election is made to treat the property as foreclosure property.

        Prohibited Transaction Income.    Any gain realized by us on the sale of any asset other than foreclosure property, held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be prohibited transaction income and subject to a 100% penalty tax. Prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Whether an asset is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. While the regulations provide standards which, if met, would not cause a sale of an asset to result in prohibited transaction income, we may not be able to meet these standards in all circumstances.

        Asset Tests.    At the close of each quarter of each calendar year, we also must satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real estate mortgages, real property, interests in other REITs and stock or debt instruments held for one year or less that are purchased with the proceeds of a stock offering or a long-term public debt offering. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset class. Third, not more than 20% of the value of our total assets may be represented by securities in one or more taxable REIT subsidiaries. Fourth, of the investments included in the 25% asset class, the value of any one issuer's securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer (other than securities of a qualified REIT subsidiary, a taxable REIT subsidiary and, with respect to the 10% value test, certain "straight debt" securities).

We currently own 100% of RCC. RCC elected to be taxed as a REIT for its taxable year ended December 31, 2001 and jointly elected, together with us, to be treated as a taxable REIT subsidiary effective as of March 30, 2002. In January 2003, we, together with RCC, revoked RCC's election to be treated as a taxable REIT subsidiary. As a result, effective January 2003, RCC became a qualified REIT subsidiary. We believe that RCC met all of the requirements for taxation as a REIT with respect to its taxable year ended December 31, 2001 and as a taxable REIT subsidiary commencing as of March 30, 2002 through January 2003; however, the sections of the Code that relate to qualification as a REIT are highly technical and complex and there are certain requirements that must be met in order for RCC to have qualified as a taxable REIT subsidiary effective March 30, 2002. Since RCC has been subject to taxation as a REIT or a taxable REIT subsidiary, as the case may be, at the close of each quarter of our taxable years beginning with our taxable year ended December 31, 2001, we believe that our ownership interest in RCC has not caused us to fail to satisfy the 10% value test. In addition, we believe that we have at all times prior to October 1, 2002 owned less than 10% of the voting securities of RCC. No assurance, however, can be given that RCC in fact qualified as a REIT for its taxable year ended December 31, 2001 or as a taxable REIT subsidiary as of March 30, 2002, that the nonvoting preferred stock of RCC owned by us would not be deemed to be "voting stock" for purposes of the asset tests or, as a result of any of the foregoing, that we have qualified or will continue to qualify as a REIT.

After meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. In addition, if we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter.

We intend to monitor the status of the assets that we own for purposes of the various asset tests and manage our portfolio in order to comply with such tests.

        Annual Distribution Requirements.    To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of (i) 90% of our "REIT taxable income" and (ii) 90% of our after-tax net income, if any, from foreclosure property, minus (iii) the sum of certain items of non-cash income. In general, "REIT taxable income" means taxable ordinary income without regard to the dividends paid deduction.

We are generally required to distribute income in the taxable year in which it is earned, or in the following taxable year before we timely file our tax return if such dividend distributions are declared and paid on or before our first regular dividend payment. Except as provided in "Taxation of Taxable U.S. Stockholders" below, these distributions are taxable to holders of common stock in the year in which paid, even though these distributions relate to the prior year for purposes of our 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our "REIT taxable income," we will be subject to tax at regular corporate tax rates on such undistributed amounts.

From time to time, we may not have sufficient cash or other liquid assets to meet the above distribution requirement due to timing differences between the actual receipt of cash and payment of expenses and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the REIT distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable stock dividends.

Under certain circumstances, we may be able to rectify a failure to meet a distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest based upon the amount of any deduction claimed for deficiency dividends. In addition, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute each year at least the sum of 85% of our ordinary income for the year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods.

        Recordkeeping Requirements.    We are required to maintain records and request on an annual basis information from specified stockholders. This requirement is designed to disclose the actual ownership of our outstanding stock.

        Excess Inclusion Income.    If we are deemed to have issued debt obligations having two or more maturities, the payments on which correspond to payments on mortgage loans owned by us, such arrangement will be treated as a "taxable mortgage pool" for federal income tax purposes. If all or a portion of our company is considered a taxable mortgage pool, our status as a REIT generally should not be impaired; however, a portion of our taxable income may be characterized as "excess inclusion income" and allocated to our stockholders. Any excess inclusion income:

  -

        could not be offset by unrelated net operating losses of a stockholder;

  -

        would be subject to tax as "unrelated business taxable income" to a tax-exempt stockholder;

  -

        would be subject to the application of federal income tax withholding (without reduction pursuant to any otherwise applicable income tax treaty) with respect to amounts allocable to Non-U.S. stockholders; and

  -

        would be taxable (at the highest corporate tax rate) to us, rather than our stockholders, to the extent allocable to our stock held by disqualified organizations (generally, tax-exempt entities not subject to unrelated business income tax, including governmental organizations).

        Failure to Qualify.    If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions of the Code described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, and possibly increased state and local taxes, on our taxable income at regular corporate rates. Such taxation would reduce the cash available for distribution by us to our stockholders. Distributions to our stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. Additionally, if we fail to qualify as a REIT, distributions to our stockholders will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits and, subject to certain limitations of the Code, corporate stockholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

When using the term "U.S. stockholder," we mean a beneficial owner of shares of our common stock who is, for U.S. federal income tax purposes:

  -

        a citizen or resident of the United States;

  -

        a corporation, or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless regulations provide otherwise;

  -

        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  -

        a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

        Distributions Generally.    Distributions out of our current or accumulated earnings and profits, other than capital gain dividends, will be taxable to U.S. stockholders as ordinary income. Provided we qualify as a REIT, dividends paid by us will not be eligible for the dividends received deduction generally available to U.S. stockholders that are corporations.

To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated as a tax-free return of capital to each U.S. stockholder, and will reduce the adjusted tax basis which each U.S. stockholder has in its shares of our common stock by the amount of the distribution, but not below zero. Return of capital distributions in excess of a U.S. stockholder's adjusted tax basis in our common stock will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends declared in October, November or December of any year and paid to a stockholder of record on a specified date in any of those months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided that the dividend is actually paid in January of the following year. Stockholders may not include on their own income tax returns any of our net operating losses or capital losses.

        Capital Gain Distributions.    Distributions designated as net capital gain dividends will be taxable to U.S. stockholders as capital gain income. Such capital gain income will be taxable to non-corporate U.S. stockholders at a maximum 20% or 25% rate based on the characteristics of the asset sold that produced the gain. U.S. stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

        Retention of Net Capital Gains.    We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If this election is made, we would pay tax on such retained capital gains. In such a case, U.S. stockholders would generally:

  -

        include their proportionate share of the undistributed net capital gains in their taxable income;

  -

        receive a credit for their proportionate share of the tax paid by us with respect to such retained capital gains; and

  -

        increase the adjusted basis of their stock by the difference between the amount of their capital gain and their share of the tax paid by us.

        Passive Activity Losses and Investment Interest Limitations.    Distributions made by us and gain arising from the sale or exchange by a U.S. stockholder of common stock will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gain relating to our common stock. Distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

        Dispositions of Stock.    If you are a U.S. stockholder and you sell or dispose of your shares of common stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of common stock. This gain or loss will be capital gain or loss if you have held the stock as a capital asset and will be long-term capital gain or loss if you have held the stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of stock that you have held for six months or less, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

        Backup Withholding.    We will report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. stockholders who fail to certify their non-foreign status.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

The IRS has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt U.S. stockholder has not held its shares of common stock as "debt financed property" within the meaning of the Code, the shares are not otherwise used in an unrelated trade or business and the REIT has not incurred any "excess inclusion income," as described above, dividend income on such shares and income from the sale of such shares should not be unrelated business taxable income to a tax-exempt U.S. stockholder. Generally, debt financed property is property the acquisition or holding of which was financed through a borrowing by the tax-exempt U.S. stockholder.

For tax-exempt U.S. stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to claim properly a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" may be treated as unrelated business taxable income as to any pension trust which:

  -

        is described in Section 401(a) of the Code;

  -

        is tax-exempt under Section 501(a) of the Code; and

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        holds more than 10%, by value, of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

A REIT is a "pension-held REIT" if:

  -

        it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by a qualified trust is treated, for purposes of the 5/50 Rule, as owned by the beneficiaries of the trust, rather than by the trust itself; and

  -

        either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

  -

        the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

  -

        the total gross income of the REIT.

If, for any year, this percentage is less than 5%, no portion of REIT dividends will be subject to tax as unrelated business income as a result of the REIT being classified as a "pension-held REIT." As a result of the limitations on the transfer and ownership of stock contained in our articles of incorporation, we do not expect to be classified as a "pension-held REIT."

TAXATION OF NON-U.S. STOCKHOLDERS

The rules governing federal income taxation of nonresident alien individuals, foreign corporations, and other foreign stockholders (collectively, "Non-U.S. stockholders") are complex and no attempt will be made herein to provide more than a summary of such rules.

Prospective Non-U.S. stockholders should consult their tax advisors to determine the impact of foreign, federal, state and local income tax laws with regard to the acquisition and holding of our shares of common stock and of our electing to be taxed as a REIT, including any reporting requirements.

Distributions to Non-U.S. stockholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our common stock is treated as effectively connected with the Non-U.S. stockholder's conduct of a U.S. trade or business, the Non-U.S. stockholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. stockholder that is a corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to a Non-U.S. stockholder unless (i) a lower treaty rate applies and any required form, such as IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the Non-U.S. stockholder with us or (ii) the Non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

Distributions by us in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's common stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. stockholder's common stock, such distributions will give rise to tax liability if the Non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of our current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We also may be required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% may be subject to withholding at a rate of 10%.

For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of a U.S. real property interest, which includes certain interests in real property, but generally does not include mortgage loans, will be taxed to a Non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). We hold both assets that constitute U.S. real property interests and assets that do not. To the extent our assets do not constitute U.S. real property interests, distributions by us from the sales of such assets will not be subject to tax under the FIRPTA rules. Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. stockholder as if such gain were effectively connected with a U.S. trade or business of such stockholder. Non-U.S. stockholders thus would be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a Non-U.S. stockholder that is a corporation. We are required to withhold 35% of any distribution that could be designated by us as a U.S. real property capital gains dividend. The amount withheld is creditable against the Non-U.S. stockholder's FIRPTA tax liability.

Gain recognized by a Non-U.S. stockholder upon a sale of common stock generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. Although we currently believe that we are a "domestically controlled REIT," because our common stock is publicly traded, no assurance can be given that we will remain a "domestically controlled REIT." Even if we do not qualify as a "domestically controlled REIT," an alternative exemption to tax under FIRPTA might be available if either (i) we are not (and have not been for the five year period prior to the sale) a U.S. real property holding corporation (as defined in the Code and applicable Treasury Regulations to generally include a corporation, 50% or more of the assets of which consist of U.S. real property interests) or (ii) the selling Non-U.S. stockholder owns, actually or constructively, 5% or less of our stock throughout a specified testing period and our shares are regularly traded (as defined in applicable Treasury Regulations) on an established securities market.

Gain not subject to FIRPTA will be taxable to a Non-U.S. stockholder if (i) the Non-U.S. stockholder's investment in the stock is effectively connected with a U.S. trade or business, in which case the Non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain or (ii) the Non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of the common stock were to be subject to taxation under FIRPTA, the Non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

STATE, LOCAL AND FOREIGN TAXATION

We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state, local and foreign tax laws on the holding of our common stock.

POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING REITS

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our stockholders. It cannot be predicted whether, when, in what forms or with what effective dates, the tax law applicable to us or our stockholders will be changed.

The Jobs and Growth Act of 2003, proposed in the Senate on February 27, 2003, would eliminate one level of the "double taxation" that is currently imposed on corporate income for regular C corporations by excluding corporate dividends from an individual's taxable income to the extent that corporate income tax has been paid on the corporate earnings from which the dividends are paid. A REIT's stockholders generally would not be affected by these proposals in their current form. However, to the extent that a REIT's distributions to stockholders are comprised of dividends that the REIT has received from a C corporation, some benefits of the proposal would flow through to individual stockholders. Specifically, as the proposal is currently drafted, REIT distributions that include dividends paid by a C corporation, such as a taxable REIT subsidiary, out of taxed earnings of the C corporation would be excluded from an individual stockholder's taxable income. In addition, a REIT would not be required to include previously taxed C corporation dividends in its income and individual stockholders might be entitled to increase their basis in their REIT stock by the amount of any previously taxed C corporation dividends not distributed by the REIT. The Jobs and Growth Act of 2003, if enacted, also would contain mechanical adjustments to the REIT distribution requirements to reflect the concepts decribed above. Such proposal could make an investment in a REIT comparatively less attractive than an investment in other corporations due to the fact that dividends paid by REITs, except as described above, would continue to be taxable to stockholders in the same manner as under current law. Accordingly, if such proposal is enacted, it could adversely affect the price of our common stock. There can be no assurance regarding whether this proposal, or a similar proposal, will be enacted or the form in which it might be enacted.

Underwriting

We and the underwriters for this offering named below have entered into an underwriting agreement concerning the shares of our common stock being offered. The underwriters' obligations are several and not joint, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below.

Underwriters	Number of shares

UBS Warburg LLC
Friedman, Billings, Ramsey & Co., Inc.
RBC Dain Rauscher Inc.

Total	5,000,000

We have granted the underwriters an option to purchase up to 750,000 additional shares of our common stock at the public offering price, less underwriting discounts and commissions, set forth on the cover page of this prospectus supplement, to cover over-allotments, if any. This option is exercisable for a period of 30 days from the date of this prospectus supplement. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to certain conditions, to purchase shares in approximately the same proportion as set forth in the table above.

The following table provides information regarding the per share and total underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 750,000 shares of our common stock.

	No exercise	Full exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $290,000.

The underwriters propose to offer the common stock directly to the public initially at the offering price set forth on the cover page of this prospectus supplement. The underwriters may offer the common stock to securities dealers at that price less a concession not in excess of $                    per share. Securities dealers may reallow a concession not in excess of $                    per share on sales to certain other brokers or dealers. The underwriters reserve the right to reject any order for the purchase of shares. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

We have agreed in the underwriting agreement to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect thereof.

We, and each of our directors and executive officers, have agreed with the underwriters that for a period of 90 days following the date of this prospectus supplement that, without the prior written consent of UBS Warburg LLC, neither we nor our directors and executive officers will offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. These limitations shall not apply to the sale to the underwriters of our common stock offered pursuant to this prospectus supplement and the underwriting agreement and, in certain cases, bona fide gifts or dispositions to trusts for the benefit of an executive officer or director and other limited exceptions.

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment transactions involve syndicate sales in excess of the offering size, which create a syndicate short position. Stabilizing transactions permit bids to purchase the common stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

In the ordinary course of their business, the underwriters and/or their affiliates have in the past performed, and may continue to perform, investment banking, broker-dealer, lending, financial advisory or other services for us for which they have received, or may receive, customary compensation. For example, we have repurchase financing arrangements with an affiliate of UBS Warburg LLC.

Legal matters

The validity of the common stock offered by this prospectus supplement will be passed upon for us by Clifford Chance US LLP, New York, New York, and for the underwriters by Kutak Rock LLP, Omaha, Nebraska. The opinion of counsel as described under "Federal income tax considerations" in this prospectus supplement is being rendered by Clifford Chance, which opinion is subject to various assumptions and is based on current tax law. Alan L. Gosule, a partner at Clifford Chance, is a member of our Board of Directors and owns 2,586 shares of our common stock. The underwriters are also being represented by Sullivan & Cromwell LLP, New York, New York.

Experts

The financial statements incorporated into the accompanying prospectus by reference to the company's Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, our prior independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

$300,000,000

America First Mortgage Investments, Inc.

Common Stock

Preferred Stock

        We may use this prospectus to offer shares of our common stock and preferred stock or any combination of these securities. We may offer any of these securities from time to time. We will provide specific terms of each issuance of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you decide to invest.

        This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

        The New York Stock Exchange lists our common stock under the symbol "MFA."

        To ensure that we qualify as a real estate investment trust, no person may own more than 9.8% of the outstanding shares of our common stock or our preferred stock, unless our Board of Directors waives this limitation.

        Investing in our securities involves a high degree of risk. You should carefully consider the information under the heading "Risk Factors" beginning on page 3 of this prospectus before buying shares of our common or preferred stock.

        We may offer the securities in amounts, at prices and on terms determined by market conditions at the time of offerings. We may sell these securities to or through underwriters, dealers or agents, or we may sell the securities directly to investors on our own behalf.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

October 5, 2001

Forward-Looking Statements

        This prospectus contains or incorporates by reference certain forward-looking statements. When used, statements which are not historical in nature, including those containing words such as "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties, including those relating to:

•
increases in the prepayment rates on the mortgage loans securing our mortgage-backed securities;

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changes in short-term interest rates;

•
our ability to use borrowings to finance our assets;

•
risks associated with investing in real estate, including changes in business conditions and the general economy;

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changes in government regulations affecting our business; and

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our ability to maintain our qualification as a real estate investment trust for federal income tax purposes.

        Other risks, uncertainties and factors, including those discussed under "Risk Factors" in this prospectus or described in reports that we file from time to time with the Securities and Exchange Commission, such as our Forms 10-K and 10-Q, could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        You should rely only on the information contained in or incorporated by reference into this prospectus and any related prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus and the related prospectus supplement is current as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

ii

ABOUT THIS PROSPECTUS	1
AMERICA FIRST MORTGAGE INVESTMENTS, INC.	1
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS	2
USE OF PROCEEDS	3
RISK FACTORS	3
DESCRIPTION OF SECURITIES	8
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS	13
PLAN OF DISTRIBUTION	20
EXPERTS	22
LEGAL OPINIONS	22
WHERE YOU CAN FIND MORE INFORMATION	22
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	23

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission ("SEC") using a "shelf" registration process. Under this process, we may offer and sell shares of our common stock or preferred stock in one or more offerings for total proceeds of up to $300,000,000. This prospectus provides a general description of our business and the common stock and preferred stock that we may offer. Each time we offer to sell any of these securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change the information contained in this prospectus. It is important for you to consider the information contained in this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

        We urge you to carefully read this entire prospectus and the related prospectus supplement, including the financial statements and the information that is incorporated by reference into this prospectus and the related prospectus supplement. You should carefully consider the information discussed under "Risk Factors" before you decide to purchase any of our securities. All references to "we," "us" or the "Company" mean America First Mortgage Investments, Inc. and its subsidiaries.

AMERICA FIRST MORTGAGE INVESTMENTS, INC.

Our Business

        We invest primarily in adjustable-rate mortgage-backed securities that we acquire in the secondary market. We also invest in multifamily apartment properties and in publicly-traded equity and debt securities issued by real estate investment trusts and other companies, not all of which are in the real estate industry.

        Our assets consist primarily of mortgage-backed securities guaranteed by an agency of the United States government such as the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC") other securities rated AAA by Standard & Poors Corporation or cash. Our investment policy requires that at least 50% of our assets consist of adjustable-rate mortgage-backed securities that have principal and interest that is guaranteed by GNMA, FNMA or FHLMC. Interest rates on adjustable-rate mortgages are based on an index rate and adjusted periodically. Typical index rates include the one-year constant maturity treasury rate ("CMT"), the London Interbank Offered Rate ("LIBOR") and the 11th District Cost of Funds Index ("COFI"). The interest rates are usually adjusted annually, but some may be adjusted more frequently. The maximum adjustment in any year is usually limited to 1% or 2%. Generally, adjustable-rate mortgages have a lifetime limit on interest rate increases of 6% over the initial interest rate. Some adjustable-rate mortgages are hybrids with a fixed interest rate for an initial period of time (typically three years or greater) and then convert to a one-year adjustable-rate for the remaining loan term. We may also invest in mortgages and mortgage-backed securities that are not guaranteed by a federal agency and/or that have fixed interest rates.

        We also own interests in multifamily apartment properties and publicly-traded equity and debt securities issued by real estate investment trusts and other companies. We believe that these assets provide us with a potential for greater capital appreciation and enable us to mitigate the prepayment risk exposure of our mortgage-backed securities.

        We finance the acquisition of mortgage-backed securities primarily by borrowing at short-term rates using repurchase agreements. Each of our multifamily apartment properties is financed with a long-term fixed-rate mortgage loan. Our other assets have been financed using a variety of short-term borrowing arrangements. Our policy is to maintain an assets-to-equity ratio of less than 11 to 1.

General Information

        We were incorporated on July 24, 1997 under Maryland law. Our principal executive offices are located at 350 Park Avenue, 21st Floor, New York, New York 10022. Our telephone number is (212) 207-6400.

        Our common stock is listed on the New York Stock Exchange under the symbol "MFA."

        We have elected to be treated as a real estate investment trust (a "REIT") for federal income tax purposes. This treatment permits us to deduct dividend distributions to our stockholders for federal income tax purposes, thus effectively eliminating the "double taxation" that generally results when a corporation earns income and distributes that income to its stockholders by way of dividend payments. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law that are discussed under "Certain Federal Income Tax Considerations." We cannot assure you that we will qualify as a REIT in any particular taxable year given the highly complex nature of the rules governing REITs.

        We have engaged America First Mortgage Advisory Corporation ("AFMAC") to manage our investments and perform administrative services for us. We currently pay AFMAC a management fee equal to 1.10% per annum of the first $300 million of stockholders' equity plus 0.80% per annum of the portion of our stockholders' equity above $300 million. This management fee is paid on a monthly basis. We also pay AFMAC, on a quarterly basis, an incentive compensation fee of 20% of the amount by which our return on our equity for each quarter exceeds a return based on the ten-year U.S. Treasury Rate plus 1%. The principal stockholder of AFMAC is America First Companies L.L.C. ("America First"). Michael Yanney, the Chairman of our Board of Directors, is the majority owner of America First. We have recently entered into a merger agreement with AFMAC under which AFMAC will be merged with us. As a result of the merger, we will become an self-advised company. America First and the other shareholders of AFMAC will receive a total of 1,287,500 shares of our common stock as part of the merger. The merger is subject to the approval of our stockholders and other conditions.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

        The following table sets forth our ratios of earnings to combined fixed charges and preference dividends for the periods shown:

	For the Six Months Ended June 30, 2001	For the Year Ended December 31, 2000	For the Year Ended December 31, 1999	For the Period from April 10, 1998 (inception) to December 31, 1998
Ratio of Earnings to Combined Fixed Charges and Preference Dividends	1.3 to 1	1.2 to 1	1.3 to 1	1.6 to 1

        The ratios of earnings to combined fixed charges and preference dividends were computed by dividing earnings by fixed charges. For this purpose, earnings consist of net income from continuing operations, fixed charges and distributed income of real estate limited partnerships in which we own a limited partner interest. Fixed charges consist of interest expense. We have not issued any shares of preferred stock and, therefore, have no preferred stock dividend requirement.

USE OF PROCEEDS

        We intend to use the net proceeds from the sale of these securities to acquire additional mortgage-backed securities, interests in multifamily apartment properties and other investments consistent with our investment criteria and for general corporate purposes. Pending investment, we will hold the net proceeds in interest-bearing bank accounts or in readily marketable, interest-bearing securities.

RISK FACTORS

        An investment in our securities involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the value of our securities could decline significantly and you may lose all or part of your investment.

An increase in prepayment rates of the mortgages underlying our mortgage-backed securities may adversely affect our profitability.

        The mortgage-backed securities we acquire are secured by pools of mortgage loans on single-family residences. When we acquire a mortgage-backed security, we anticipate that the underlying mortgages will be prepaid at a projected rate generating an expected yield. When homeowners prepay their mortgage loans more quickly than we expect, it results in prepayments that are faster than expected on the mortgage-backed securities and this may adversely affect our profitability. Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans.

        We often purchase mortgage-backed securities that have a higher interest rate than the market interest rate at the time. In exchange for a higher interest rate, we must pay a premium over par value to acquire these securities. Our investment policies allow us to acquire mortgage-backed securities at prices of up to 103.5% of par value. In accordance with accounting rules, we amortize this premium over the term of the mortgage-backed security. If the mortgage loans underlying a mortgage-backed security are prepaid at a faster rate than we anticipate, we will have to amortize the premium at a faster rate which may adversely affect our profitability.

        As the holder of mortgage-backed securities, we receive a portion of our investment principal when underlying mortgages are prepaid. In order to continue to earn a return on this repaid principal, we must reinvest it in additional mortgage-backed securities or other assets. However, if interest rates are falling, we may earn a lower return on the new investment as compared to the original mortgage-backed security.

An increase in our borrowing costs relative to the interest we receive on our mortgage-backed securities may adversely affect our profitability.

        We earn money based upon the spread between the interest payments we receive on our mortgage-backed security investments and the interest payments we must make on our borrowings. We rely primarily on short-term borrowings of the funds to acquire mortgage-backed securities with long-term maturities. Even though most of our mortgage-backed securities have interest rates that adjust as short-term rates change, the interest we pay on our borrowings may increase relative to the interest we earn on our adjustable-rate mortgage-backed securities. If the interest payments on our borrowings increase relative to the interest we earn on our mortgage-backed securities, our profitability may be adversely affected.

•
Differences in timing of interest rate adjustments on our mortgage-backed securities and our borrowings may adversely affect our profitability.

        The interest rates on our borrowings generally adjust more frequently than the interest rates on our adjustable-rate mortgage-backed securities. In a period of rising interest rates this will usually result in our borrowing costs increasing faster than our interest earnings from mortgage-backed securities. If this happens, we could experience a decrease in net income or incur a net loss during these periods.

•
Hybrid adjustable-rate mortgages have fixed interest rates for an initial period which may reduce our profitability if short-term interest rates increase.

        While the majority of our mortgage assets are adjustable-rate mortgage-backed securities, many of the mortgages underlying these assets are "hybrid" mortgages that have a fixed interest rate for an initial period (typically three years or greater) and then convert to an adjustable rate. Accordingly, in a period of rising interest rates, our financing costs could increase while the interest we earn on our mortgage-backed securities would be limited by the number of underlying mortgages with fixed interest rates. This would adversely affect our profitability.

•
Interest rate caps on the mortgages underlying our mortgage-backed securities may adversely affect our profitability if short-term interest rates increase.

        The mortgages underlying our adjustable-rate mortgage-backed securities are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a mortgage-backed security. Our borrowings are not subject to similar restrictions. Accordingly, in a period of rising interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings could increase without limitation while any increases in the interest rates on the mortgages underlying our adjustable-rate mortgage-backed securities would be limited.

Our business strategy involves a significant amount of borrowing that exposes us to additional risks.

          We borrow against a substantial portion of the market value of our mortgage-backed securities and use the borrowed funds to acquire additional investment assets. Our operating policies allows us to maintain an assets-to-equity ratio to up to 11:1. The use of borrowing, or "leverage," to finance our mortgage-backed securities and other assets involves a number of risks, including the following:

  •
  If we are unable to renew our borrowings at favorable rates, it may force us to sell assets and our profitability may be adversely affected.

          Since we rely primarily on short-term borrowings, such as repurchase agreements, to finance our mortgage-backed securities, our ability to achieve our investment objectives depends on our ability to borrow money in sufficient amounts and on favorable terms and on our ability to renew or replace maturing short-term borrowings on a continuous basis. If we are not able to renew or replace maturing borrowings, we would be forced to sell some of our assets under possibly adverse market conditions, which may adversely affect our profitability.

  •
  A decline in the market value of our assets may result in margin calls that may force us to sell assets under adverse market conditions.

          As interest rates rise, the market value of interest-bearing obligations such as mortgage-backed securities will decline. A decline in the market value of our mortgage-backed securities may result in our lenders initiating margin calls that require us to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of our borrowings. If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. This could force us to sell our mortgage-backed securities under adverse market conditions.

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  Our use of repurchase agreements to borrow money may give our lenders greater rights in the event of bankruptcy.

          We use repurchase agreements for most of our borrowing. Borrowings made under repurchase agreements may qualify for special treatment under the Bankruptcy Code. This may make it difficult for us to recover our pledged assets if a lender files for bankruptcy. In addition, if we ever file for bankruptcy, lenders under our repurchase agreements may be able to avoid the automatic stay provisions of the Bankruptcy Code and take possession of, and liquidate, our collateral under these agreements without delay.

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  Liquidation of collateral may jeopardize our REIT status.

          To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our mortgage-backed securities to satisfy our obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT. For further discussion of these asset and source of income requirements, and the consequences of our failure to continue to qualify as a REIT, please see the "Certain Federal Income Tax Considerations" section of this prospectus.

Our profitability may be limited by restrictions on our use of leverage.

        As long as we earn a positive margin between our borrowing costs and the interest and other income we earn on our assets, we can generally increase our profitability by using greater amounts of leverage. However, the amount of leverage that we use may be limited because our lenders might not make funding available to us at acceptable rates, or they may require that we provide additional collateral to cover our borrowings.

We have not used derivatives to mitigate our prepayment and interest rate risks.

        We have not used interest rate swaps, caps and floors or other derivative transactions to help us mitigate our prepayment and interest rate risks because we have determined that the cost of these transactions outweighs their potential benefits and could, in some cases, jeopardize our status as a REIT. Even if we were to use derivative transactions, it would not fully insulate us from the prepayment and interest rate risks to which we are exposed. However, we do not have any policy which would prohibit us from using derivative transactions or other hedging strategies in the future. If we do engage in derivative transactions in the future, we cannot assure you that a liquid secondary market will exist for any instruments purchased or sold in those transactions, and we may be required to maintain a position until exercise or expiration, which could result in losses.

The economic return from our real estate investments will be affected by a number of factors.

        Our investments in multifamily apartment properties expose us to risks associated with investing in real estate. These risks include the possibility that the properties will not perform in accordance with our expectations, that we will pay too high of a purchase price for our properties or that we will underestimate operating costs and the costs of any necessary improvements and repairs to the properties. In addition, the economic returns from our real property investments may be affected by a number of factors, many of which are beyond our direct control. These factors include general and local economic conditions, the relative supply of apartments and other housing in the market area, interest rates on home mortgage loans, the need for and costs of repairs and maintenance of the properties, government regulations and the cost of complying with them, taxes and inflation.

The concentration of real estate in a geographical area may make us vulnerable to adverse changes in local economic conditions.

        We do not have specific limitations on the total percentage of our real estate properties that may be located in any one area. Consequently, properties that we own may be located in the same or a limited number of geographical regions. Four of our apartment properties are located in the Atlanta, Georgia metropolitan area. As a result, adverse changes in the economic conditions of the geographic regions in which our properties are concentrated may have an adverse effect on real estate values, rental rates, and occupancy rates. Any of these could reduce the rental income we earn from our real estate portfolio or the market value of these properties.

Our real estate investments may be illiquid and their value may decrease.

        Our investments in multifamily apartment properties are relatively illiquid. Our ability to sell these assets, and the price we receive upon their sale, will be affected by the number of potential buyers, the number of competing properties on the market in the area and a number of other market conditions. As a result, we cannot assure you that we will be able to sell these properties without incurring a loss.

Owning real estate may subject us to liability for environmental contamination.

        The owner or operator of real property may become liable for the costs of removal or remediation of hazardous substances released on its property. Various federal, state and local laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. We cannot assure you that the properties that we currently own, or those we acquire in the future, will not be contaminated. The costs associated with the remediation of any such contamination may be significant and may exceed the value of the property causing us to lose our entire investment. In addition, environmental laws may materially limit our use of our properties, and future laws, or more stringent interpretations or enforcement policies of existing environmental requirements, may increase our exposure to environmental liability.

Compliance with Americans with Disabilities Act requirements could be costly.

        Under the Americans with Disabilities Act of 1990, all public accommodations must meet federal requirements for access and use by disabled persons. A determination that one or more of our multifamily apartment properties does not comply with the Americans with Disabilities Act could result in liability for both government fines and damages to private parties. If we were required to make unanticipated major modifications to comply with the Americans with Disabilities Act, it could adversely affect our profitability.

Some of our other assets involve credit and investment risks.

        Our investment policy requires that at least 50% of our assets consist of adjustable-rate mortgage-backed securities that are guaranteed by GNMA, FNMA or FHLMC. Our other assets may include publicly-traded equity or debt securities issued by other REITs and other companies. We do not require that debt securities issued by these types of issuers be rated investment grade and, generally, these securities will not be guaranteed by any government or third party insurer. We may incur losses if there are payment defaults under debt securities that we hold. Equity securities issued by these types of issuers are subject to a number of risks, including the risk of decline in their market value.

Because of competition, we may not be able to acquire investment assets at favorable prices.

        Our profitability depends, in large part, on our ability to acquire mortgage-backed securities, interests in multifamily apartment properties or other investment assets at favorable prices. In acquiring our investment assets, we compete with a variety of institutional investors including other REITs, insurance companies, mutual funds, pension funds, investment banking firms, banks and other financial institutions. Many of the entities with which we compete have greater financial and other resources than us. In addition, many of our competitors are not subject to REIT tax compliance or required to maintain an exemption from the Investment Company Act. As a result, we may not be able to acquire mortgage-backed securities, multifamily apartment properties or other investment assets for investment, or we may have to pay more for these assets than we otherwise would.

Some of our directors and officers have ownership interests in our affiliates that create potential conflicts of interest.

        Three of our executive officers own stock in AFMAC, and two of our executive officers and two of our directors own equity interests in America First Companies L.L.C. ("America First"), the largest stockholder of AFMAC. AFMAC currently manages our investments and performs administrative services for use for a fee under an advisory agreement. A subsidiary of America First provides on-site management for our multifamily apartment properties and earns fees based on the gross revenues of these properties. Because of the ownership of AFMAC and America First by our executive officers and directors, our agreements with AFMAC and America First and its subsidiaries, including the merger agreement that we recently entered into with AFMAC, may not be considered to have been negotiated at arm's-length. These relationships may also cause a conflict of interest in other situations where we are negotiating with America First.

There are a number of risks associated with being taxed as a REIT.

        We have elected to be treated as a REIT for federal income tax purposes and believe that we qualify for this tax treatment. Our REIT status subjects us and our stockholders to a number of risks, including the following:

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  Failure to qualify as a REIT would have adverse tax consequences for us.

          In order to maintain our REIT status we must meet a number of requirements. These requirements are highly technical and complex and often require an analysis of various factual matters and circumstances that may not be totally within our control. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult or impossible for us to remain qualified as a REIT. If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Therefore, we would have less money available for investments and for distributions to our stockholders and we would no longer be required to make any distributions to stockholders. This may also have a significant adverse effect on the market value of our common stock or the other securities that we may sell under this prospectus. In general, we would not be able to elect REIT status for four years after a year in which we lose our REIT status.

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  As a REIT, our income can only come from limited types of sources.

          To qualify as a REIT, at least 75% of our gross income must come from qualified real estate sources and 95% of our gross income must come from these and other sources that are itemized in the REIT tax laws. Therefore, we may have to forego opportunities to invest in potentially profitable businesses or assets because they would produce income that could jeopardize our status as a REIT.

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  We have certain distribution requirements.

          As a REIT, we must distribute to stockholders at least 90% of our REIT taxable income (excluding capital gains). The required distribution limits the amount we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time we actually receive revenue or pay expenses and the period we report those items for distribution purposes, we may have to borrow funds on a short-term basis to meet the 90% distribution requirement.

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  We are also subject to other tax liabilities.

          Even if we qualify as a REIT, we may be subject to certain federal, state and local taxes on our income and property. Any of these taxes would reduce our operating cash flow.

For further discussion of the risks associated with REIT taxation, please see the "Certain Federal Income Tax Considerations" section of this prospectus.

Loss of Investment Company Act exemption would adversely affect us.

        We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act. If we fail to qualify for this exemption, our ability to use borrowings would be substantially reduced and we would be unable to conduct our business as described in this prospectus. The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Under the current interpretation of Securities and Exchange Commission staff, in order to qualify for this exemption, we must maintain at least 55% of our assets directly in these qualifying real estate interests. Mortgage-backed securities that do not represent all the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Therefore, our ownership of these mortgage-backed securities is limited by the provisions of the Investment Company Act. In meeting the 55% requirement under the Investment Company Act, we treat as qualifying interests mortgage-backed securities issued with respect to an underlying pool as to which we hold all issued certificates. If the Commission or its staff adopts a contrary interpretation, we could be required to sell a substantial amount of our mortgage-backed securities under potentially adverse market conditions. Further, in order to insure that we at all times qualify for the exemption from the Investment Company Act, we may be precluded from acquiring mortgage-backed securities whose yield is somewhat higher than the yield on mortgage-backed securities that could be purchased in a manner consistent with the exemption. The net effect of these factors may be to lower our net income.

Issuances of large amounts of our stock could cause our price to decline.

        There are currently 19,029,378 shares of our common stock outstanding. This prospectus relates to the sale of up to $300,000,000 worth of additional shares of our common stock and securities convertible into common stock. In addition, we may issue up to 1,400,000 shares of common stock under our 1997 Employee Stock Option Plan and expect to adopt a Dividend Reinvestment and Stock Purchase Plan under which participants may acquire shares of our common stock through reinvestment of dividends and additional cash contributions.    The issuance of common stock or securities convertible into or exchangeable for our common stock, could cause dilution of our existing security holders and a decrease in the market price of our common stock or preferred stock.

We may change our policies without stockholder approval.

        Our board of directors and management determine all of our policies, including our investment, financing and distribution policies. Although they have no current plans to do so, they may amend or revise these policies at any time without a vote of our stockholders. Policy changes could adversely affect our financial condition, results of operations, the market price of our common stock or preferred stock or our ability to pay dividends.

DESCRIPTION OF SECURITIES

General

        Our articles of incorporation provide that we may issue up to 500 million shares of capital stock, all with a par value of $0.01 per share. Initially, 375 million of these authorized shares have been classified as common stock and 125 million shares have been classified as excess stock. There are currently 19,029,378 shares of common stock and no shares of excess stock outstanding. We have reserved 1.4 million shares of common stock for issuance under our 1997 Employee Stock Option Plan.

        Our board of directors is authorized (i) to classify and reclassify any unissued shares of any series of capital stock; (ii) to provide for the issuance of shares in other classes or series, including preferred stock in one or more series; (iii) to establish the number of shares in each class or series; and (iv) to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of the class or series.

Common Stock

        Except as described below, the holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Stockholders do not have cumulative voting rights for the election of directors. Subject to the provisions of law and any preferential rights with respect to any outstanding capital stock, holders of common stock are entitled to receive ratably such dividends or other distributions as may be declared by the board of directors out of funds legally available for this purpose. If we are liquidated or dissolved, subject to the right of any holders of the capital stock to receive preferential distributions, each outstanding share of common stock (and excess stock arising from common stock) will be entitled to participate ratably in the net assets remaining after payment of, or adequate provision for, all of our known debts and liabilities. Holders of shares of common stock will have no conversion, sinking fund, redemption or preemptive rights to subscribe for any other securities that we may issue in the future.

Additional Classes of Stock

        We may issue additional classes of stock, including preferred stock, from time to time, in one or more series, as authorized by our board of directors. Before issuing shares of any new series of stock, our board of directors, or a committee thereof, are required to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to the dividends or other distributions, qualifications and terms or conditions of redemption of the stock. Because our Board of Directors has the power to establish the preferences, powers and rights of each series of preferred stock, the holders of such preferred stock may be afforded preferences, powers and rights, voting or otherwise, that are senior to the rights of common stockholders.

        Our board of directors could authorize the issuance of capital stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of the shares of common stock might believe to be in their best interests or in which holders of some, or a majority, of the common stock might receive a premium for their common stock over the then market price of the common stock. No preferred stock is currently outstanding and we have no present plans to issue any preferred stock.

Restrictions on Transfer

        In order for us to qualify as a REIT, our capital stock must be beneficially owned by 100 or more persons for at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the number or value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain exempt entities) during the last half of a taxable year.

        Our articles of incorporation provide that, subject to certain exceptions, no stockholder or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the number or value of the outstanding shares of our capital stock (the "Ownership Limit"). The board of directors may waive the Ownership Limit if it is presented with evidence satisfactory to it that the waiver will not jeopardize our status as a REIT. As a condition to any such waiver, the board of directors may require opinions of counsel satisfactory to it and must receive an undertaking from the applicant with respect to preserving our REIT status. The Ownership Limit will not apply if the board of directors and the stockholders determine that it is no longer in our best interests to continue to qualify as a REIT.

        If shares of common stock and/or preferred stock in excess of the Ownership Limit, or shares which would cause us to be beneficially owned by fewer than 100 persons or cause us to become "closely held" under Section 856(h) of the Code, are issued or transferred to any person, the issuance or transfer shall be void and the intended transferee will acquire no rights to the common stock and/or preferred stock. Shares issued or transferred that would cause any stockholder (a "Prohibited Owner") to own more than the Ownership Limit or cause us to become "closely held" under Section 856(h) of the Code will constitute shares of excess stock. All excess stock will be transferred, without action by the Prohibited Owner, to a trust for the exclusive benefit of one or more charitable beneficiaries that we select, and the Prohibited Owner will not acquire any rights in the shares. Such automatic transfer shall be deemed to be effective as of the close of business on the day prior to the date of the transfer causing a violation. The trustee of the trust shall be appointed by us and must be independent of us and the Prohibited Owner. The Prohibited Owner shall have no right to receive dividends or other distributions with respect to, or be entitled to vote, any excess stock held in the trust. Any dividend or other distribution paid prior to the discovery by us that excess stock has been transferred to the trust must be paid by the recipient of the dividend or distribution to the trustee upon demand for the benefit of the charitable beneficiary, and any dividend or other distribution authorized but unpaid shall be paid when due to the trust. The trust shall have all dividend and voting rights with respect to the shares of excess stock held in the trust, which rights shall be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or distribution so paid to the trust shall be held in trust for the charitable beneficiary.

        Within 20 days of our receipt of notice that excess stock has been transferred to the trust, the trustee will sell the excess stock held in the trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations set forth in our articles of incorporation. Upon such sale, any interest of the charitable beneficiary in the excess stock sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the charitable beneficiary as follows. The Prohibited Owner shall receive the lesser of (i) the price paid by the Prohibited Owner for the excess stock or, if the Prohibited Owner did not give value for the excess stock in connection with the event causing the excess stock to be held in the trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in our articles of incorporation) of the excess stock on the day of the event causing the excess stock to be held in the trust and (ii) the price per share received by the Trustee from the sale or other disposition of the excess stock held in the trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the charitable beneficiary. If, prior to our discovery that excess stock has been transferred to the trust, the excess stock is sold by a Prohibited Owner, then (i) the excess stock shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the Prohibited Owner received an amount for the excess stock that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to the aforementioned requirement, the excess shall be paid to the Trustee upon demand.

        The Ownership Limit provision will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration is increased. Any change in the Ownership Limit would require an amendment to our articles of incorporation. Such an amendment will require the affirmative vote of holders owning a majority of the outstanding common stock and any other class of capital stock with such voting rights. In addition to preserving our status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of the Company without the approval of the board of directors.

        All certificates representing shares of common stock or preferred stock will refer to the restrictions described above.

        All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of the number or value of our outstanding shares (or 1% if there are more than 200 but fewer than 2,000 stockholders or 0.5% if there are less than 200 stockholders) must file a written statement with us containing the information specified in the articles of incorporation within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as our board of directors deems necessary to determine our status as a REIT and to ensure compliance with the Ownership Limit.

Classification of Board, Vacancies and Removal of Directors

        Our articles of incorporation provide that the board of directors is divided into three classes. Directors of each class serve for terms of three years each, with the terms of each class beginning in different years. We currently have seven directors. The number of directors in each class and the expiration of the current term of each class term is as follows:

Class I	2 Directors	Expires 2002
Class II	2 Directors	Expires 2003
Class III	3 Directors	Expires 2004

        At each annual meeting of our stockholders, successors of the class of directors whose term expires at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A classified board may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for shares of our common or preferred stock or other attributes that our stockholders may consider desirable. In addition, a classified board could prevent stockholders who do not agree with the policies of our board of directors from replacing a majority of the board of directors for two years, except in the event of removal for cause.

        Our articles of incorporation provide that any vacancy on our board may be filled by a majority of stockholders or a majority of the remaining directors. Any individual elected director by the stockholders will hold office for the remainder of the term of the director he or she is replacing. Any individual elected by the remaining directors will hold office until the next annual meeting of stockholders, at which time the stockholders shall elect a director to hold office for the balance of the term then remaining. Our articles of incorporation provide that a director may be removed at any time only for cause upon the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors. These provisions preclude stockholders from removing incumbent directors, except for cause and upon a substantial affirmative vote, and filling the vacancies created by the removal with their own nominees.

Indemnification

        Our articles of incorporation obligate us to indemnify our directors and officers and to pay or reimburse expenses for them before the final disposition of a proceeding to the maximum extent permitted by Maryland law. The Maryland General Corporation Law permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities, unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty, or (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Limitation of Liability

        The Maryland General Corporation Law permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services, or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our articles of incorporation provide for elimination of the liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

Maryland Business Combination Act

        The Maryland General Corporation Law establishes special requirements for "business combinations" between a Maryland corporation and "interested stockholders" unless exemptions are applicable. An interested stockholder is any person who beneficially owns 10% or more of the voting power of our then-outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between us and an interested stockholder unless the board approved the transaction prior to the party becoming an interested stockholder. The five-year period runs from the most recent date on which the interested stockholder became an interested stockholder. The law also requires a supermajority stockholder vote for these transactions after the end of the five-year period. This means that the transaction must be approved by at least:

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  80% of the votes entitled to be cast by holders of outstanding voting shares; and
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  66% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder with whom the business combination is to be effected.

        The business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating these offers, even if our acquisition would be in our stockholders' best interests.

Maryland Control Share Acquisition Act

        Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a stockholder vote. Two-thirds of the shares eligible to vote (excluding all interested shares) must vote in favor of granting the "control shares" voting rights. "Control shares" are shares of stock that, taken together with all other shares of stock the acquirer previously acquired, would entitle the acquirer to exercise at least 10% of the voting power in electing directors. Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

        If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), that person may compel the board of directors to call a special meeting of stockholders to be held within 50 days to consider the voting rights of the shares. If that person makes no request for a meeting, we have the option to present the question at any stockholders' meeting.

        If voting rights are not approved at a meeting of stockholders then we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to voting rights, as of the date of either:

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  the last control share acquisition; or
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  any meeting where stockholders considered and did not approve voting rights of the control shares.

        If voting rights for control shares are approved at a stockholders' meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. This means that you would be able to redeem your stock back to us for fair value. Under Maryland law, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of appraisal rights would not apply in the context of a control share acquisition.

        The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction.

        The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests.

Transfer Agent and Registrar

        ChaseMellon Shareholder Services, L.L.C., 450 West 33rd Street, 15th Floor, New York, New York 10001, is the transfer agent and registrar for our stock. Its telephone number is (800) 851-9677.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion summarizes federal income tax considerations that are important to us and our stockholders. This discussion is based on existing federal income tax law, consisting of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations thereunder, and judicial and administrative interpretations thereof, which is subject to change. This discussion does not address all aspects of federal income taxation that may be relevant to you in light of your personal investment circumstances or to certain types of investors subject to special treatment under the federal income tax laws (including financial institutions, insurance companies, broker-dealers and, except to the extent discussed below, tax-exempt entities, partnerships or other pass-through entities and foreign taxpayers) and it does not discuss any aspects of state, local or foreign tax law. This discussion assumes that you will hold your common or preferred stock as a "capital asset" (generally, property held for investment) under the Code. You are advised to consult your own tax advisors about the specific tax consequences to you of purchasing, holding and disposing of our common or preferred stock, including the application and effect of federal, state, local and foreign income and other tax laws.

General

        We have elected to be treated as a REIT for federal income tax purposes. We currently expect to continue to operate in a manner that will permit us to maintain our qualification as a REIT. This treatment permits us to deduct dividend distributions to our stockholders for federal income tax purposes, thus effectively eliminating the "double taxation" that generally results when a corporation earns income and distributes that income to its stockholders. There can be no assurance that we will continue to qualify as a REIT in any particular taxable year, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances. If we fail to qualify as a REIT in any particular year, we would be subject to federal income tax, including applicable alternative minimum tax, as a regular, domestic corporation, and our stockholders would be subject to federal income tax in the same manner as stockholders of such a corporation. Unless we are entitled to relief under provisions of the Code, we will not be allowed to re-elect REIT status for the four taxable years following the year in which we fail to qualify as a REIT. We could be subject to potentially substantial federal income tax liability in respect of each taxable year that we fail to qualify as a REIT. We will not be allowed to deduct distributions to our stockholders in years in which we do not qualify as a REIT. As a result, the amount of cash available for distribution to our stockholders could be significantly reduced or eliminated. In addition, we will not be required to make distributions by the Code if we do not qualify as a REIT. The following is a brief summary of certain technical requirements that we must meet on an ongoing basis in order to qualify, and to remain qualified, as a REIT under the Code.

Stock Ownership Tests

        Our capital stock must be held by at least 100 persons (the "100 Shareholder Rule"), and no more than 50% of the value of the capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the taxable year (the "5/50 Rule"). For purposes of the 100 Shareholder Rule only, most tax-exempt entities, including employee benefit trusts and charitable trusts (but excluding trusts described in Section 401(a) and exempt under Section 501(a) of the Code), are generally treated as individuals. These stock ownership requirements must be satisfied in each taxable year. We are required to solicit information from certain of our shareholders to verify ownership levels, and our articles of incorporation provide restrictions regarding the transfer of our shares in order to aid in meeting the stock ownership requirements. If we were to fail either of the stock ownership tests, we would generally be disqualified from REIT status, unless, in the case of the 5/50 Rule requirement, the "good faith" exemption was available.

Asset Tests

        We must generally meet the following asset tests (the "REIT Asset Tests") at the close of each quarter of each taxable year: (a) at least 75% of the value of our total assets must consist of "Qualified REIT Real Estate Assets," government securities, cash and cash items (the "75% Asset Test"); (b) not more than 25% of the value of our total assets may be represented by securities not described in (a); (c) not more than 5% of the value of our total assets may be represented by securities of any one issuer, except with respect to a "qualified REIT subsidiary" or a "taxable REIT subsidiary"; (d) we may not hold securities having more than 10% of the total value or vote of the outstanding securities of any one issuer, except with respect to a taxable REIT subsidiary; and (e) in the case we hold securities of any qualified REIT subsidiary or taxable REIT subsidiaries, not more than 20% of the value of our total assets may be represented by securities one or more such taxable REIT subsidiaries.

        We do not expect that the value of securities of any one issuer not qualifying as Qualified REIT Real Estate Assets would ever exceed 5% of our total assets. We do not expect to own more than 10% of any one issuer's voting securities or more than 10% of the value of any issuer's securities, except for one corporation for which we expect to elect to be treated as a taxable REIT subsidiary. We intend to monitor closely the purchase, holding and disposition of our assets in order to comply with the REIT Asset Tests. In particular, we intend to limit and to diversify our ownership of any assets not qualifying as Qualified REIT Real Estate Assets to less than 25% of the value of our assets and to less than 5%, by value or vote, of any single issuer. If these limits are exceeded, we intend to take appropriate measures, including the disposition of nonqualifying assets, to avoid failing any of the REIT Assets Tests. For purposes of this discussion, Qualified REIT Real Estate Assets include interests in real property, mortgages secured by interests in real property and certain other assets.

Gross Income Tests

        We must generally meet the following gross income tests (the "REIT Gross Income Tests") for each taxable year: (a) at least 75% of our gross income (excluding gross income from prohibited transactions) must be derived from certain specified real estate sources, including rental income, interest on obligations secured by mortgages on real property or on interests in real property and gain from the disposition of Qualified REIT Real Estate Assets or "qualified temporary investment income" (i.e., income derived from the temporary investment of "new capital" within one year of the receipt of the capital) (the "75% Gross Income Test"); and (b) at least 95% of our gross income for each taxable year must be derived from sources of income qualifying for the 75% Gross Income Test, and certain other types of income, including dividends, interest and gains from the sale of stock or other securities (including certain interest rate swap and cap agreements, options, futures and forward contracts entered into to hedge variable rate debt incurred to acquire Qualified REIT Real Estate Assets) not held for sale in the ordinary course of business (the "95% Gross Income Test").

        We intend to maintain our REIT status by carefully monitoring our income, including income from liability hedging transactions and sales of mortgage assets, to comply with the REIT Gross Income Tests. In particular, we will treat income generated by our interest rate caps and other liability hedging instruments, if any, as nonqualifying income for purposes of the 95% Gross Income Tests unless we receive advice from counsel that the income constitutes qualifying income for purposes of this test. Under certain circumstances, for example, (i) the sale of a substantial amount of mortgage assets to repay borrowings in the event that other credit is unavailable or (ii) unanticipated decrease in our qualifying income which may result in the nonqualifying income exceeding 5% of gross income, we may be unable to comply with certain of the REIT Gross Income Tests. See "Taxation of the Company" below for a discussion of the tax consequences of failure to comply with the REIT provisions of the Code. For purposes of these gross income tests and the asset tests described above, a REIT is deemed to own a share of the income and assets of any partnership of which it is a member. In addition, for purposes of such tests, a REIT is deemed to directly own the income and assets of any qualified REIT subsidiary.

Distribution Requirement

        We must generally distribute to our stockholders an amount equal to at least 90% of our REIT taxable income before deductions of dividends paid and excluding net capital gain. For purposes of this provision, we will be required to demonstrate that our dividend payments, including any dividends associated with our dividend reinvestment plan, are not preferential.

Taxation of the Company

        In any year in which we qualify as a REIT, we will generally not be subject to federal income tax on that portion of our REIT taxable income or capital gain which is distributed to our stockholders and qualifies for a dividend paid deduction under the Code. We will, however, be subject to federal income tax at normal corporate income tax rates upon any undistributed REIT taxable income or capital gain. Notwithstanding our qualification as a REIT, we may also be subject to tax in certain other circumstances. For example, if we fail to satisfy either the 75% or the 95% Gross Income Test, but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will generally be subject to a 100% tax on the greater of the amount by which we fail either the 75% or the 95% Gross Income Test multiplied by REIT taxable income and divided by gross income. We will also be subject to a tax of 100% on net income derived from any "prohibited transaction." Prohibited transaction means a sale or other disposition of property not held for investment and which is not foreclosure property. If we have (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, we will be subject to federal income tax on the income at the highest corporate income tax rate. In addition, if we fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for that year, (ii) 95% of our REIT capital gain net income for that year and (iii) any undistributed amount of ordinary and capital gains net income from the preceding taxable year, we would be subject to a 4% federal excise tax on the excess of the required distribution over the amounts actually distributed during the taxable year. We may also be subject to the corporate alternative minimum tax, as well as other taxes in certain situations not presently contemplated. If we fail to qualify as a REIT in any taxable year, and certain relief provisions of the Code do not apply, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at the regular corporate income tax rates.

Distributions to stockholders in any year in which we fail to qualify as a REIT would not be deductible by us, nor would they generally be required to be made under the Code. Further, unless entitled to relief under certain other provisions of the Code, we would also be disqualified from reelecting REIT status for the four taxable years following the taxable year in which we become disqualified.

Taxation of Taxable U.S. Stockholders

        When we use the term "U.S. stockholders," we mean a holder of shares of our stock who is, for United States federal income tax purposes:

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  a citizen or resident of the United States;

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  a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless Treasury regulations provide otherwise;

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  an estate the income of which is subject to United States federal income taxation regardless of its source; or

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  a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Distributions Generally

        Distributions out of our current or accumulated earnings and profits, other than capital gain dividends, will be taxable to our U.S. stockholders as ordinary income. Provided we qualify as a REIT, our dividends will not be eligible for the dividends received deduction generally available to U.S. stockholders that are corporations.

        To the extent that we make distributions in excess of our current and accumulated earnings and profits, our distributions will be treated as a tax-free return of capital to each U.S. stockholder, and will reduce the adjusted tax basis which each U.S. stockholder has in its shares of stock by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder's adjusted tax basis in its shares will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. If we declare a dividend in October, November, or December of any calendar year which is payable to stockholders of record on a specified date in such a month and actually pay the dividend during January of the following calendar year, the dividend is deemed to be paid by us and received by the stockholder on December 31 of the previous year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions

        Distributions designated as net capital gain dividends will be taxable to our U.S. stockholders as capital gain income. Such capital gain income will be taxable to non-corporate U.S. stockholders at a 20% or 25% rate based on the characteristics of the asset we sold that produced the gain. U.S. stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Retention of Net Capital Gains

        We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on such retained capital gains. In such a case, our stockholders would generally:

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  include their proportionate share of our undistributed net capital gains in their taxable income;

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  receive a credit for their proportionate share of the tax paid by us in respect of our net capital gain; and

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  increase the adjusted basis of their stock by the difference between the amount of their share of our net capital gain and their share of the tax paid by us.

Passive Activity Losses and Investment Interest Limitations

        Distributions we make and gains arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gains relating to our stock. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Stock

        If you are a U.S. stockholder and you sell or dispose of your shares of stock, you will recognize a gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash or the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of stock. This gain or loss will be capital gain or loss if you have held the stock as a capital asset, and will be long-term capital gain or loss if you have held the stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of stock that you have held for six months or less, the loss you recognize will be treated as long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

Information Reporting and Backup Withholding

        We report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifying as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. A U.S. stockholder can meet this requirement by providing us with a properly completed and executed copy of Internal Revenue Service Form W-9 or a substantially similar form. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.

Taxation of Tax-Exempt Stockholders

        The Internal Revenue Service has ruled that amounts distributed as a dividend by a REIT will be treated as a dividend by the recipient and excluded from the calculation of unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder has not held its shares as "debt financed property" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business, dividend income on our stock and income from the sale of our stock should not be unrelated business taxable income to a tax-exempt stockholder. Generally, debt financed property includes property, the acquisition or holding of which is financed through a borrowing by the tax-exempt U.S. stockholder.

        For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business tax income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. Any prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

        Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" may be treated as unrelated business taxable income as to any pension trust which:

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  is described in Section 401(a) of the Code; and

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  holds more than 10%, by value, of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

        A REIT is a "pension-held REIT" if

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  it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by a qualified trust shall be treated, for purposes of the 100 Shareholder Rule, described above, as owned by the beneficiaries of the trust, rather than by the trust itself; and

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  either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

        The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

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  the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

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  the total gross income of the REIT.

        A de minimis exception applies where the percentage is less than 5% for any year. As a result of the limitations on the transfer and ownership of stock contained in the charter, we do not expect to be classified as a "pension-held REIT."

Taxation of Non-U.S. Stockholders

        The rules governing federal income taxation of "non-U.S. stockholders" are complex and no attempt will be made herein to provide more than a summary of such rules. As used herein, "non-U.S. stockholders" means beneficial owners of shares of our stock that are not U.S. stockholders.

        PROSPECTIVE NON-U.S. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE IMPACT OF FOREIGN, FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN OUR SECURITIES AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST INCLUDING ANY REPORTING REQUIREMENTS.

        Distributions to non-U.S. stockholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our stock is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax at graduated rates in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a corporation). We expect to withhold tax at the rate of 30% on the gross amount of any distributions made to a non-U.S. stockholder unless (i) a lower treaty rate applies and any required form, such as IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the non-U.S. stockholder with us or (ii) the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

        Any portion of the dividends paid to non-U.S. stockholders that is treated as excess inclusion income from a real estate mortgage investment conduit will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. In addition, if Treasury regulations are issued allocating our excess inclusion income from non-real estate mortgage investment conduits among our stockholders, some percentage of our dividends would not be eligible for exemption from the 30% withholding tax or a reduced treaty withholding tax rate in the hands of non-U.S. stockholders under most treaties.

        Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-U.S. stockholder's stock, such distributions will give rise to tax liability if the non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution may be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are also required to withhold 10% of any distribution in excess of our current accumulated earnings and profits if our stock is not a U.S. real property interest because we are a "domestically controlled REIT" as discussed below. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% may be subject to withholding at a rate of 10%.

        For any year in which we qualify as a REIT, distributions that are attributable to gain from sale exchanges of a U.S. real property interest, which includes certain interests in real property, but generally does not include mortgage loans or mortgage backed securities, will be taxed to a non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a non-U.S. stockholder as if such gain were effectively connected with a U.S. business. Non-U.S. stockholders thus would be taxed at the normal capital gain rates applicable to stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a non-U.S. corporate stockholder. We are required to withhold 35% of any distribution that is designated by us as a U.S. real property capital gains dividend. The amount withheld is creditable against the non-U.S. stockholder's FIRPTA tax liability.

        Gain recognized by a non-U.S. stockholder upon a sale of our stock generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. stockholders. Because our stock is publicly traded, no assurance can be given that we are or will remain a "domestically controlled REIT." Alternatively, a non-U.S. stockholder that owns, actually or constructively, 5% or less of our stock throughout a specified testing period will not recognize taxable gain on the sale of its stock under FIRPTA if the shares are traded on an established securities market.

        Gain not subject to FIRPTA will be taxable to a non-U.S. stockholder if (i) the non-U.S. stockholder's investment in the stock is effectively connected with a U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gains from the sale of the stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

State, Local and Foreign Taxation

        We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state, local and foreign tax laws on an investment in our securities.

Possible Legislative or Other Actions Affecting REITs

        The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax law applicable to us or our investors will be changed.

PLAN OF DISTRIBUTION

        We may sell the common stock or preferred stock offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers or we may sell these securities to investors directly or through agents. Any underwriter or agent involved in the offer and sale of our common stock or preferred stock will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

        Underwriters may offer and sell common stock or preferred stock at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell any of these securities on the terms and conditions described in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell these securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

        Shares of common or preferred stock may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable New York Stock Exchange or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of these securities which is not expected to exceed that customary in the types of transactions involved. Notwithstanding the foregoing, there will be no sales of shares of preferred stock to discretionary accounts without prior specific written approval of the customer.

        Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the these securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

        Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any of these securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the common stock then being sold, if any is purchased.

        Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

        In connection with the offering of the securities described in this prospectus and an accompanying prospectus supplement, certain underwriters, and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the security being offered. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

        The underwriters in an offering of these securities may also create a "short position" for their account by selling more shares of common or preferred stock or a larger principal amount of debt securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing the securities in the open market following completion of the offering or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the securities that is distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of our securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

        Our common stock is listed on the New York Stock Exchange under the symbol "MFA." We have not issued any shares of preferred stock. Any underwriters or agents to or through which our securities are sold by us may make a market in our common stock or preferred stock, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any of our securities, including our common stock.

EXPERTS

        The financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 incorporated into this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL OPINIONS

        The validity of the common stock offered by this prospectus has been passed upon for us by Kutak Rock LLP, Omaha, Nebraska. In addition, the description of federal income tax consequences in "Certain Federal Income Tax Considerations" is based on the opinion of Kutak Rock LLP.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the materials we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional office Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our SEC filings are also available to the public from the SEC's World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our common stock is listed on the NYSE under the symbol "MFA," and all reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE's offices at 20 Broad Street, New York, New York 10005.

        We maintain a site on the World Wide Web at www.mfa-reit.com. The information contained in our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

        We have filed a registration statement, of which this prospectus is a part, covering the offered securities. As allowed by SEC rules, this prospectus does not include all of the information contained in the registration statement and the included exhibits, financial statements and schedules. We refer you to the registration statement, the included exhibits, financial statements and schedules for further information. This prospectus is qualified in its entirety by such other information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act"). The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We have filed our annual report on Form 10-K for the year ended December 31, 2000 and our quarterly reports on Form 10-Q for the three months ended March 31, 2001 and six months ended June 30, 2001 with the SEC (File No. 1-13991), and those documents are incorporated herein by reference.

        Any documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents. Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

        You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to those documents which are not specifically incorporated by reference herein) without charge by writing or calling Mr. William S. Gorin, at MFA Mortgage Investments, Inc., 350 Park Avenue, 21st Floor, New York, New York, 10022, telephone number (212) 207-6400.

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$300,000,000 America First Mortgage Investments, Inc. Common Stock Preferred Stock
Forward-Looking Statements

ABOUT THIS PROSPECTUS
AMERICA FIRST MORTGAGE INVESTMENTS, INC.
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
USE OF PROCEEDS
RISK FACTORS
DESCRIPTION OF SECURITIES
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL OPINIONS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE